August 12, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549-4561

RE:         First Data Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 19, 2013

File No. 001-11073

Dear Mr. Gilmore,

We are in receipt of your comment letter dated August 1, 2013. As discussed with Ms. Joyce Sweeney, we are requesting an additional 10 business days to respond due to time constraints associated with our quarter end. As a result, we would submit our response letter by August 28, 2013.

Sincerely,

/s/ Barry Cooper

Barry Cooper
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)